UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 13, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Host Hotels & Resorts, Inc.
File No. 001-14625

Host Hotels & Resorts, L.P.
File No. 333-55807

CF#31385

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Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 1, 2014.

Based on representations by Host Hotels & Resorts, Inc. and Host Hotels & Resorts, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2   through June 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary